Filed Pursuant to Rule 433

Registration No. 333-209681

Dated: March 2, 2017

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated March 2, 2017 to the Prospectus dated April 15, 2016.

Issuer:	JPMorgan Chase & Co.
Security Type:	SEC Registered Senior Notes
Security:	Floating Rate Notes due 2021
Currency:	USD
Size:	$1,750,000,000
Maturity:	March 9, 2021
Payment Frequency:	Quarterly
Day Count Fraction:	Actual/360
Index:	Three-month LIBOR
Re-offer Spread to Index:	+55 basis points
Price to Public:	100% of face amount
Proceeds (Before Expenses) to Issuer:	$1,745,625,000 (99.750%)
Interest Payment Dates:	March 9, June 9, September 9, and December 9 of each year, commencing June 9, 2017
Business Day:	New York and London
Business Day Convention:	Modified Following Business Day
Reset Frequency:	Quarterly
Optional Redemption:

We may redeem the notes, at our option, in whole, but not in part, on March 9, 2020 upon at least 5 days but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after February 9, 2021, upon at least 5 days but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing amends the information set forth under “Optional Redemption” in the Prospectus Supplement, subject to completion, dated March 2, 2017 to the Prospectus dated April 15, 2016.

CUSIP/ISIN:	46647PAC0 / US46647PAC05
Trade Date:	March 2, 2017
Settlement Date:	March 9, 2017 (T+5)
Denominations:	$2,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:

BMO Capital Markets Corp.

Capital One Securities, Inc.

Credit Agricole Securities (USA) Inc.

Erste Group Bank AG

Mizuho Securities USA Inc.

Natixis Securities Americas LLC

Nykredit Bank A/S

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Lebenthal & Co., LLC.

MFR Securities, Inc.

Multi-Bank Securities, Inc.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on March 9, 2017 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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